

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

August 26, 2008

Melvin J. Gordon
Chairman and Chief Executive Officer
Tootsie Roll Industries, Inc.
7401 South Cicero Avenue
Chicago Illinois 60629

> **Re:** **Tootsie Roll Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Schedule 14A**
> **Filed March 25, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 8, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 6, 2008**
> **File No. 1-01361**

Dear Mr. Gordon:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: David Cifrino, Esq. (by facsimile)
    M. Karney
    D. Levy